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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

THE SPORTSMAN'S GUIDE, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

848907200

(Cusip Number)

Stephen T. Braun, Esq.
Boult, Cummings, Conners & Berry, PLC
414 Union Street, Suite 1600
Nashville, Tennessee 37219
(615) 252-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person&#amp;146;s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE

CUSIP No. 848907200

1.	Name of Reporting Person: Richard L. Scott		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 170,100

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 170,100

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 170,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.5%

14.	Type of Reporting Person (See Instructions): IN

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This Amendment No. 2 amends the Schedule 13D filed by Richard L. Scott (“Scott”) on March 17, 2003, as amended on March 25, 2003 (the “Schedule 13D”), with respect to shares of the Common Stock, $.01 par value (“Common Stock”), of The Sportsman’s Guide, Inc., a Minnesota corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Schedule 13D.

The following Items are hereby amended and restated in their entirety to read as follows:

Item 5. Interest in Securities of the Issuer

(a)	The 170,100 shares of the Common Stock owned by Scott constitute 3.5% of the outstanding Common Stock of the Issuer.

(b)	Scott has sole voting and dispositive power with respect to the Common Stock.

(c)	The following chart sets forth sales of Common Stock made by Scott during the past sixty (60) days. All of such sales were made in brokerage transactions through the open market.

Date	Number of	Price
of Sale	Shares	Per Share

07/10/03	11,200	$12.58
07/11/03	8,900	$12.82
07/14/03	2,300	$13.13
07/23/03	2,800	$13.01
07/24/03	2,900	$13.10
07/25/03	1,500	$13.14
07/28/03	700	$13.14
07/29/03	9,000	$13.35
08/06/03	1,800	$13.35
08/18/03	1,900	$12.95
08/19/03	4,100	$12.96
08/20/03	7,100	$13.00
08/21/03	24,700	$12.96
08/22/03	83,500	$12.98

	162,400

(d)	The Common Stock was sold by three different entities controlled by Scott, including 134,300 shares sold by the Frances Annette Scott Revocable Trust, of which Scott’s spouse is the trustee. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)	Scott ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Issuer on August 22, 2003.

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Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 25, 2003	/S/ Richard L. Scott Richard L. Scott

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